Exhibit 1.06

Investor Relations	Media Relations
Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Lorretta Gasper CDC Corporation 678-259-8631 lgasper@cdcsoftware.com

FOR IMMEDIATE RELEASE

CDC Corporation Expects to Substantially Increase Adjusted Net Income and Adjusted EBITDA in
Second Half of 2008

With A Mix of Recurring Revenues and Cost Reductions Already Implemented, the Company Is
Positioned to Demonstrate a Scalable Business Model

HONG KONG, ATLANTA – July 17, 2008 — CDC Corporation (NASDAQ: CHINA), a leading global enterprise software and new media company, today announced it expects to achieve a substantial increase in adjusted net income (ANI) and adjusted EBITDA for the second half of 2008 compared to the first half of this year.

The second half improved outlook is primarily due to anticipated improvement throughout the company’s operating metrics, as a result of CDC’s recent cost reduction efforts. The company now believes it has a scalable business model with higher predictability of revenues. For example, examing the two major divisions of the Company:

•	CDC Software, which currently comprises approximately 85-90 percent of CDC Corporation’s revenues, anticipates that a large portion of its second half 2008 revenues will be derived from recurring sources such as: a.) maintenance revenues from CDC Software’s 6,000 plus global customer base, which has consistently achieved retention rates of approximately 90 percent and which now makes up a revenue stream with an approximately $100 million per year run-rate; b.) Software services revenues that include upgrades, consulting, software implementations, as well as training services for both new and existing customers and; c.) finally, CDC Global Services, which is also over $100 million per year in revenues, and offers IT services to customers. Several of its customers tend to have longer-term engagements with the company.

•	CDC Games has now delivered three consecutives quarters of sequential revenue growth. This division, with the vast majority of its revenues from China, has a diversified portfolio of awarding-winning and popular games that have a reasonably predictable track record of users’ spending patterns. These games are primarily operated in the largest and fastest growing online games market in the world.

As recently announced, CDC Software has implemented cost reduction initiatives in the second quarter of 2008 that are expected to yield annual savings of approximately (U.S.) $15 million, making the total cost reductions undertaken over the last 12 months approximately (U.S.) $31 million annually. In addition, over the last six months, CDC Software has seen improvements in several operating metrics including utilization rates for software services professionals, as well as improvements in the company’s sales pipeline. Also, CDC Games is showing a strong recovery and expects to launch several new games in the second half of this year. As a result of all these factors, CDC Corporation is optimistic about the second half of this year.

“After the recent management re-alignment and our filing to withdraw the planned initial public offerings for both CDC Games and CDC Software, we are now singularly focused on improving operational metrics and cash generation from the businesses,” said Peter Yip, CEO of CDC Corporation. “Overall, CDC now has much lower corporate overhead and the improved second half guidance is also attributed to CDC Software’s pipeline. In fact, I will be personally meeting with several key customers over the next several months to reinforce CDC Software’s plans to stay ahead by continuing to serve as a strategic technology partner for its customer base by protecting their IT investments now and into the future. We plan to accomplish this by providing the solutions that will empower our customers to maximize productivity in this challenging environment of rising fuel, transportation and commodity costs.

“As a result of our proactive strategy, we believe we have built a strong financial foundation that will contribute to a healthy outlook for the second half of 2008, even if the economy further declines. With our renewed business focus which even if we assume a flat license revenue run rate similar to what we achieved in the first quarter of 2008, we feel confident we will improve upon our first half of 2008 profitability performance by a significant percentage during the second half of 2008. With all of these positive indicators, I feel very comfortable in providing this general guidance for the second half of 2008. We plan to provide a formal guidance range for revenues and adjusted EBITDA for the second half of 2008 when we formally announce Q2 results in August.”

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes: CDC Factory (manufacturing operations management), Ross ERP (enterprise resource planning) and SCM (supply chain management), CDC Supply Chain (supply chain management, warehouse management and order management), Pivotal CRM and Saratoga CRM (customer relationship management), CDC MarketFirst (marketing automation and lead management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 12 on the MBT 2007 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About China.com Inc.
China.com is a leading operator of Internet portals, serving a broad range of audiences in China. In 2006, it was chosen as the first company to host Google’s Video Adsense which serves video ads targeted at China’s English-speaking audience. China.com also was appointed by the Jilin government as the exclusive web sponsor of the 2007 Asian Winter Games. China.com was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 140 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force. Launched in July 2007, Special Force has consistently ranked in the Top 10 downloaded games in China and becoming the top revenue producer for CDC Games. Currently, CDC Games offers six popular MMO online games in China that include: Special Force, Yulgang, Shaiya, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. Through its CDC Games International (CGI) subsidiary, the company launched a long-term strategy to be a global publisher of MMO games. As part of this long term strategy, CDC Games launched the www.12FootTall.com portal to showcase online games and related content in North America. For more information on CDC Games, visit: www.cdcgames.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our expectations regarding the achievement of a substantial increase in adjusted ANI and adjusted EBITDA during the second half of 2008, our beliefs and expectations relating to the underlying factors that may cause such increases in financial performance, our expectations regarding the current and annualized savings yielded by our cost savings measures and our ability to continue to recognize and enjoy the benefits thereof, our beliefs regarding our establishment of a strong financial foundation for our businesses, our expectations regarding the amount of our increase in profitability performance, if any, in the second half of 2008 over the first half of 2008, our beliefs regarding the scalability of our business model and the predictability of our revenues, our expectations regarding the launch of new online games, our beliefs regarding our future profit margins, our beliefs regarding the sources of our revenue for the second half of 2008, our beliefs regarding the general terms of engagements for our global services customers, our beliefs regarding the continuation of improvements I nour operating metrics, our beliefs regarding our pipeline and strategies with respect thereto, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the entry of new competitors and their technological advances; (f) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; (g) the possibility of development or deployment difficulties or delays; (h) the dependence on customer satisfaction with the company’s software products and services; (i) continued commitment to the deployment of the enterprise software solutions; (j) risks involved in developing software solutions and integrating them with third-party software and services; (k) the continued ability of the company’s enterprise software solutions to address client-specific requirements; (l) demand for and market acceptance of new and existing enterprise software and services and the positioning of the company’s solutions; (m) the ability of staff to operate the enterprise software and extract and utilize information from the company’s enterprise software solutions; (n) the continued cooperation of our strategic and business partners; (o) risks relating to economic conditions and other matters beyond our control; (p) the risk that the preliminary financial results provided herein could differ from our actual results of operations and financial condition; and (q) the continued strength of revenues from our installed base customers.. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2007 on Form 20-F filed on June 30, 2008. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.